

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

December 28, 2011

<u>**Via E-Mail**</u>

Dan Brecher, Esq.
Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, NY 10016

      Re: Media Sciences International, Inc.
             Schedule 13E-3 filed December 20, 2011
             File No. 5-54247
             Amendment No. 1 to Schedule 14A filed December 20, 2011
             File No. 1-16053

Dear Mr. Brecher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. We note the disclosure under Item 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Schedule 14A

2. We note that the cash payment for fractional shares will be based on the ten day average closing price immediately prior to the reverse stock split. In addition, it appears that shareholders will not know the price when they vote and that the price will be set after the shareholder vote. Please revise to further specify and quantify the consideration being offered to shareholders for fractional shares.

3. Since action is to be taken on a dissolution, please revise to include the information required by Item 14(b)(8) through (11) of Schedule 14A. Refer to Item 14(a)(5) of Schedule 14A.

4. Please revise the proxy card to indicate that it is a "preliminary" copy. Refer to Rule 14a-6(e)(1).

5. Please revise the proxy statement and the proxy card to disclose whether the approval of any proposal is contingent on the approval of another proposal. For example, revise to discuss whether you will proceed with the dissolution even if the reverse stock split is not approved.

Summary Term Sheet, page 3

6. Please revise the summary to describe the benefits and detriments of the reverse stock split. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.

Special Factors, page 5

Background, Purposes and Reasons, page 5

7. Please revise to include a background section that describes each contact, meeting, or discussion that took place regarding the reverse stock split and the dissolution proposal and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting.

8. Please revise to describe the reasons for undertaking the reverse stock split and dissolution at this particular time as opposed to another time in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

Effects of the Stock Split, page 7

9. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

10. Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

11. Please revise, here or in another appropriate location, to disclose what plans the issuer has if it does not complete the reverse and forward stock splits.   In addition, please confirm your understanding that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3. See Rule 13e-3(d)(3).

Factors Considered to Determine Fairness, page 8

12. We note that the Board considered stockholder's equity, the value of the issuer's assets, book value and liquidation value. Please note that conclusory statements are not considered to be sufficient disclosure in response to Item 1014(b) of Regulation M-A. Refer to Instruction 3 to Item 1014 of Regulation M-A. Please quantify each of these values and describe how each supports the fairness determination.

Proposal No. 2; Election of Directors, page 14

13. Please revise to state whether the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

Executive Compensation, page 21

14. Please revise to include the information required by Item 1011(b) of Regulation M-A and corresponding Item 402(t) of Regulation S-K, or advise us.

Price Range of Common Stock and Dividends, page 27

15. Please revise to update the common stock price information since September 30, 2011.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Peggy Kim

                                        Peggy Kim
                                        Special Counsel
                                        Office of Mergers & Acquisitions